SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October 2018

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✓              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                            No    ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding estimated profit increase for the nine months ended September 30, 2018 of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on October 16, 2018.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM AND CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Estimated Increase in Profit for the Nine Months ended 30 September 2018

This announcement is made pursuant to the Inside Information Provision under Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board and all directors of Sinopec Corp. warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

Important Notice

•
It is estimated that, under the PRC Accounting Standards for Business Enterprises, the net profit attributable to equity shareholders of the Company for the nine months ended 30 September 2018 will increase by an amount between RMB21.0 billion and RMB21.7 billion, representing an increase between 54.7% and 56.6% as compared with the corresponding period of previous year.

•
The principal reasons for the estimated increase in profit: in the first three quarters of 2018, with the year-on-year increase of the international crude oil price, the upstream business of the Company improved significantly.  Meanwhile, the Company seized the market opportunity of the midstream and downstream business, strengthened structural adjustment and optimisation and maintained positive momentum. The profitability of the Company has showed a year-on-year improvement.

1.	The estimated results for the period

(1)	The period of estimated results
From 1 January 2018 to 30 September 2018.

(2)	The estimated results
According to the preliminary calculation of the Financial Department of China Petroleum & Chemical Corporation (the “Company”), under the PRC Accounting Standards for Business Enterprises, the net profit attributable to equity shareholders of the Company for the nine months ended 30 September 2018 will increase by an amount between RMB21.0 billion and RMB21.7 billion, representing an increase between 54.7% and 56.6% as compared with the corresponding period of previous year. The net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses for the nine months ended 30 September 2018 will increase by an amount between RMB19.8 billion and RMB20.5 billion, representing an increase between 53.9% and 55.8% as compared with the corresponding period of previous year.

(3)	The above estimated results are not audited by the auditors.

2.	Results for the corresponding period of previous year

(1)
Net profit attributable to equity shareholders of the Company: RMB38.373 billion; the net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses: RMB 36.718 billion

(2)	Basic earnings per share: RMB0.317

3.	Reasons for the estimated increase in profit for the period

In the first three quarters of 2018, with the year-on-year increase of the international crude oil price, the upstream business of the Company improved significantly. Meanwhile, the Company seized the market opportunity of the midstream and downstream business, strengthened structural adjustment and optimisation and maintained positive momentum. The profitability of the Company has showed a year-on-year improvement.

4.	Risk alert

There are no major uncertainties which will affect the accuracy of this estimated result of the Company.

5.	Other information

The above estimated data is only a preliminary calculation. Final financial information in the quarterly report for the nine months ended 30 September 2018 to be formally published by the Company shall prevail. Investors of the Company are advised to exercise caution when dealing in securities of the Company.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Vice President and Secretary to the Board of Directors

Beijing, the PRC,
16 October 2018

As of the date of this announcement, directors of the Company are: Dai Houliang#, Li Yunpeng* , Ma Yongsheng# , Ling Yiqun# , Liu Zhongyun# , Li Yong* , Tang Min+ , Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: October 17, 2018